UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10968

Mariner Health Care, Inc. (f/k/a Mariner Post-Acute Network, Inc.)

(Exact name of registrant as specified in its charter)

One Ravinia Drive, Suite 1500
Atlanta, Georgia 30346
(678) 443-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $ .01 per share (1)
9 1/2% Senior Subordinated Notes due 2007 (1)
10 1/2% Senior Subordinated Discount Notes due 2007 (1)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share (2)
Warrants to Purchase Common Stock (2)

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2002	By:	/s/ Stefano M. Miele

Stefano M. Miele Senior Vice President

(1)	On January 18, 2000, Mariner Health Care, Inc. (successor by reason of a name change to Mariner Post-Acute Network, Inc.), Mariner Health Group, Inc. (“MHG”) and substantially all of their respective direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for protection under chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Such proceedings were jointly administered under Case Nos. 00-00113 (MFW) through 00-00214 (MFW), inclusive, in the case of the Registrant and its subsidiaries (other than MHG and its subsidiaries) and Case Nos. 00-00215 (MFW) through 00-301, inclusive, in the case of MHG and its subsidiaries. The Debtors filed with the Bankruptcy Court, among other things, a Second Amended Joint Plan of Reorganization for Mariner Post-Acute Network, Inc., Mariner Health Group, Inc. and their respective Debtor Affiliates dated February 1, 2002 (including all modifications thereof through confirmation and schedules and exhibits thereto, the “Plan”). The Plan provides for the cancellation of certain of the Registrant’s outstanding equity and debt securities and for the issuance by the Registrant of new common stock to the Registrant’s creditors. Under the Plan certain of the Registrant’s creditors will also receive warrants to purchase the new common stock. Holders of common stock of the Registrant issued prior to the effective date of the Plan received no distribution under the Plan. The Plan became effective on May 13, 2002.

(2)	As part of the Plan, the Registrant is issuing shares of its common stock, par value $0.01 per share, and warrants to purchase shares of common stock to certain of its creditors. A Registration Statement on Form 8-A was filed with the Securities and Exchange Commission on May 13, 2002 related to these securities prior to the filing of this Form 15.